Critical Metals Corp.

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

VIA EDGAR

March 29, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Timothy S. Levenberg

Re:	Critical Metals Corp. Amendment No. 1 to Registration Statement on Form F-4 Filed February 14, 2023 File No. 333-268970

 Dear Mr. Levenberg:

Critical Metals Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 2, 2023, regarding our Amendment No. 1 to Registration Statement on Form F-4 (the “Registration Statement”) filed with the Commission on February 14, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Form F-4

What are the U.S. federal income tax consequences if I do not exercise my redemption rights and instead participate..., page 23

1.	We note your revised disclosure in response to prior comment 4. Please revise to clarify that counsel will opine that the Business Combination should qualify as part of an exchange described in Section 351 of the Code. Please also discuss here and in a new risk factor the potential adverse consequences to those participating in the Business Combination if it does not qualify as part of an exchange described in Section 351 of the Code.

Response to Comment No. 1: In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 24 of the Amended Registration Statement and included a new risk factor on pages 101 and 102 as referenced in the Staff’s comment. The Company has also generally provided updated disclosure in the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page 171 of the Amended Registration Statement. Counsel will provide an opinion on the qualification of the Merger as part of an exchange described in Section 351 of the Code in an updated opinion that will be filed as Exhibit 8.1.

Marshall & Stevens Opinion, page 46

2.	We note your response to prior comment 7, and we re-issue the comment. Please ask the advisor to remove from the opinion the disclaimer regarding reliance, and make corresponding revisions to the related proxy statement / prospectus disclosure. In the alternative, disclose the legal basis for your and the advisor’s belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority providing such a defense.

Response to Comment No. 2: The Company acknowledges the Staff’s comment and respectfully notes that the disclaimer contained in the proxy statement/prospectus references the form of opinion by its terms delivered to the board of directors of Sizzle, and does not contain language to extend to refer specifically to the use of the content of the opinion. The Company further respectfully advises that by the terms of its engagement Marshall & Stevens was retained to deliver an opinion only to the Sizzle board of directors.

Sizzle is a Delaware corporation, and this contractual approach accords with rulings by the Delaware Supreme Court. See, e.g., Delaware RBC Capital Mkts., LLC v. Jervis, 129 A.3d 816, 865 n.191 (Del. 2015) (rejecting the proposition that firms are inherently “gatekeepers,” explaining that “the role of a financial advisor is primarily contractual in nature” and defined by its engagement letter). The definition of the advisor’s engagement letter is limited to delivery to the board of directors, and is not advice to shareholders in respect to any decision by them relating to whether or not to vote, or redeem, or both or either actions, or otherwise act in connection with the Business Combination.

In addition to the foregoing, the Company supplementally informs the Staff that Delaware law generally allows stockholders of Delaware corporations under specified conditions to bring derivative lawsuits on behalf of a corporation, and the Company is not aware of a limitation of that right generally by contractual disclaimers solely between a corporation and third parties, and no stockholder waiver of such a right was agreed to by stockholders within the contractual agreement of the referenced opinion. The inclusion of the disclaimer is a statement of contractual fact in accordance with Delaware law, and accordingly the Company respectfully submits that such fact should be included in the proxy statement/prospectus. As to the effect of such disclaimer as a matter of Delaware law, the Company respectfully cannot put itself in the position of the courts of Delaware to determine the effect of such contract or provide a legal ruling or assessment, as, to the best of the Company’s knowledge, the highest courts in Delaware have not finally determined or held on this issue.

Unaudited Pro Forma Condensed Combined Financial Information, page 55

3.	We note you revised your presentation of basic and diluted profit per share on pages 59 and 64. Please address the following:

●	From your audited financial statements for Sizzle Acquisition Corp. and European Lithium AT (Investments) Limited, there is no indication the amounts included in the financial statements are in thousands of dollars. However, on pages 51 and 52 you disclose the amounts are in thousands of dollars. Please clarify if the amounts included in the financial statements are in thousands of dollars and revise any inconsistencies throughout the filing.

●	Confirm the amounts for each of the per share amounts are correct and revise if necessary. In this regard, you disclose a pro forma income after tax from continuing operations, assuming no redemption, of $3,737,025 and 84,223,309 basic weighted average shares. Based on these amounts, it appears the basic profit per share would be $0.04 per share. Similar revisions may be necessary for each basic and diluted per share calculation.

Response to Comment No. 3: The Company acknowledges the Staff’s comment. In response, the Company has revised and conformed the references to the thousands of dollars in the Amended Registration Statement. In addition, in light of the Staff’s comment, the Company has revised the per share amounts, on pages 56, 61 and 66.

The Business Combination Proposal

Background of the Business Combination, page 119

4.	Your revised disclosure reflects that prior to signing the definitive agreement, Sizzle agreed to use commercially reasonable efforts to renegotiate with Cantor to reduce the deferred underwriting fee to an amount reasonably acceptable to Sizzle and EUR. Please revise to disclose any such discussions or negotiations.

Response to Comment No. 4: The Company acknowledges the Staff’s comment. In response, the Company supplementally informs the Staff that the Company and Sizzle are in negotiations with Cantor regarding its fee, but there is not at this time a definitive agreement amongst the parties. In the event a definitive agreement is reached the Company will update references to the deferred underwriting fee and related disclosure in the Amended Registration Statement.

The Weinebene and Eastern Alps Projects, page 200

5.	We note your inclusion of the Weinebene project on the map in response to comment 20, locating your Weinebene project adjacent to your Wolfsberg project. Please verify your statement, the Weinebene project is 20 kilometers east of the Wolfsberg project, adjacent to Schamberg and not 2.0 kilometers east as indicated by your map, naming convention, and technical report summary. Please revise your text as necessary.

Response to Comment No. 5: The Company acknowledges the Staff’s comment. In response, the Company has provided revised disclosure on page 211 of the Amended Registration Statement regarding the location of the Weinebene project.

Mineral Resources, page 212

6.	We note your response to comment 23 and your inclusion of a lithium carbonate price in this section. We partially re-issue comment 23. Please modify your filing to include the price of a spodumene concentrate.

Response to Comment No. 6: The Company acknowledges the Staff’s comment. In response, the Company has provided revised disclosure beginning on page 224. The Company also respectfully advises the Staff that at the time of the preparation of the relevant reports, the Company planned to produce lithium chemical as its final product and, accordingly, lithium hydroxide was the saleable product used to satisfy reasonable economic prospects for the Company.

7.	We note your response to comment 24 indicating the requested information was added to your filing. However all operating costs and conversion parameters for a spodumene concentrate conversion to lithium carbonate salable product are missing and as a result you have failed to demonstrate economic viability. We re-issue comment 24. Please disclose your mining, processing, G&A, transportation and conversion costs/parameters to demonstrate economic viability. In addition, we note your statement the mineral resource has demonstrated reasonable prospects for economic extraction based on a non S-K 1300 compliant pre-feasibility study conducted in 2018. Please provide supplementally a copy of this pre-feasibility study with a complete cash flow analysis.

Response to Comment No. 7: The Company acknowledges the Staff’s comment. In response, the Company has provided revised disclosure beginning on page 224. The Company advises the Staff that it will provide the Staff via supplement response with a copy of its pre-feasibility study.

Mineral Resource Statement

Wolfsberg Summary and Conclusion, page E-67

8.	We note your response to comment 27 that the technical report summary has been updated to state that test work regarding potential metallurgical recoveries is ongoing, and the section is not currently intended to provide a view on potential recoveries. We re-issue comment 27. Please provide your QP’s opinion on the adequacy of the metallurgical data and test work for resource determination. In addition, please disclose how you determined your metallurgical recovery of ROM ore was 75.4% to produce a 6% spodumene concentrate.

Response to Comment No. 8: The Company acknowledges the Staff’s comment. In response, pages E-61, E-72 and E-73 of Exhibit 96.1 have been revised to reflect the QP’s opinion on the adequacy of the metallurgical data and test work for resource determination. The metallurgical recovery of ROM ore of 75.8% to produce a 6% spodumene concentrate was determined in accordance with the production evaluation accelerated case in the pre-feasibility study.

Exhibit 96.1

Mineral Resource Statement, page E-79

9.	We note your response to comment 28 indicting dilution was the primary factor influencing economic viability. However your failure to provide all the necessary parameters for your cutoff calculation, such as all salable product prices, metallurgical recoveries, operating costs (Mining, Processing, and G&A), transportation, etc. and a discussion the calculation methodology does not support your assertion of economic viability for your resource estimate. Please provide disclosure demonstrating your cutoff grade calculation with supporting economic and operational parameters or remove all resource disclosure from your technical report summary.

Response to Comment No. 9: The Company acknowledges the Staff’s comment. In response, pages E-72 and E-73 of Exhibit 96.1 has been revised to include additional parameters used to calculate the cutoff grade.

Exhibit 96.1

Market Studies, page E-86

10.	We note your response to comment 29 indicating Table 16-14 contains your forecast prices for lithium carbonate and spodumene concentrates. Please disclose the product specifications for Technical Grade SC5, Chemical Grade SC6, and Technical Grade Lithium Carbonate and state the marketing area (e.g. Europe, N.A., China) for these pricing forecasts. In addition, you have stated that feldspar and quartz are by-products from your waste streams and will offset your operating costs and add to your revenues. Please include your forecast prices for these by-products.

Response to Comment No. 10: The Company acknowledges the Staff’s comment. In response, Section 16, beginning on page E-78, of Exhibit 96.1 has been revised to disclose the product specifications for Technical Grade SC5, Chemical Grade SC6, and Technical Grade Lithium Carbonate. In addition, Exhibit 96.1 has been revised to remove references that feldspar and quartz are by-products from our waste streams.

General

11.	We note you have removed disclosure illustrating the post-Closing share ownership of Pubco under a 50% redemption scenario. Please revise to include such information or tell us why you believe it is not material to investors.

Response to Comment No. 11: The Company acknowledges the Staff’s comment. In response, the Company has included again the 50% redemption scenario. Please see pages 16, 17, 18, 38, 39, 56 through 61, 64 through 66, 92, 149 and 150 of the Amended Registration Statement.

12.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis that also includes interim redemption levels.

Response to Comment No. 12: In response to the Staff’s comment, the Company has included interim redemption levels in the per share value sensitivity analysis, on page 18.

13.	We note your revised disclosure in response to prior comment 6 discloses the dilutive effect of Earnout Shares in the Maximum Redemption Scenario and reissue the comment in part. Please revise to disclose the dilutive effect of your earnout shares at each redemption level detailed in your sensitivity analysis, including the interim and no redemption scenarios.

Response to Comment No. 13: The Company acknowledges the Staff’s comment. In response, the Company has included, in the interim and no redemption levels, the dilutive effect of earnout shares. Please see revised disclosure contained in footnote 8 on pages 16 and 17 addressing as well the interim and no redemption scenarios referenced in the Staff’s comment.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact the Company’s counsel, Nahal A. Nellis, Esq., at nnellis@egsllp.com, or Matthew Gray, at mgray@egsllp.com, or by telephone at (212) 370-1300.

Sincerely,

/s/ Tony Sage
Tony Sage, Executive Chairman

cc:	Nahal A. Nellis, Esq. Matthew Gray, Esq.
Ellenoff Grossman & Schole LLP

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